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Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Perry Hindin

Re:	Chesapeake Energy Corporation
Schedule TO
Filed August 18, 2022
File No. 005-43515
Registration Statement on Form S-4
Filed August 18, 2022
File No. 333-266961

To the addressee set forth above:

We are in receipt of the comment letter dated September 1, 2022 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced Registration Statement (the “Registration Statement”) and Schedule TO (the “Schedule TO”). We are responding to the Staff’s comments on behalf of Chesapeake Energy Corporation (the “Company”) as set forth below. We have also revised the Registration Statement and Schedule TO in response to the Staff’s comments and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement (“Registration Statement Amendment”) and an amendment to the Schedule TO (“Schedule TO Amendment”) that reflects these revisions and generally updates certain information in the Registration Statement and Schedule TO.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

September 12, 2022

Schedule TO-I and Registration Statement on Form S-4 filed August 18, 2022

Cover Page

1.	We note the disclosure indicating that the Company "will announce the final figures that make up the Class A Exchange Consideration, Class B Exchange Consideration and Class C Exchange Consideration no later than 4:30 p.m., New York City time, on the Pricing Date," which is currently the Expiration Date of each of the three Offers. Please advise how the disclosed pricing formulas are consistent with Exchange Act section 14(e), Exchange Act Rule 14e-1(b) and Exchange Act Rules 13e-4(d)(1), (e)(3) and (f)(1)(ii). In responding to this comment, please address the fact that there is currently no global exemptive or no-action relief covering such pricing formulas.

Response: The Company believes that the pricing formulas used to determine the final exchange consideration in the Offers correspond in all meaningful respects with the Staff’s prior no-action relief, including in its no-action letters to Sonic Automotive, Inc. (July 24, 2012), Group 1 Automotive, Inc. (May 16, 2014), Weyerhaeuser Co. (June 26, 2014), PHH Corp. (June 12, 2015), Textron, Inc. (October 7, 2011), CNO Financial Group, Inc. (February 11, 2013), American Equity Investment Life Holding Co., (August 23, 2013), Citizens Republic Bancorp, Inc. (August 21, 2009) and TXU Corporation (September 13, 2004). Although the Company is not aware of any global exemptive or no-action relief, the Staff has long permitted formula pricing in the context of exchange offers and has extended this rationale to the context of tender offers for equity-linked securities, including, for example, in the tender offers of Northrop Grumman Innovation Systems, Inc. (formerly known as Alliant Techsystems Inc.) (2014), AbbVie Inc. (2015) and Medical Properties Trust, Inc. (2011).

In particular:

●	The Prospectus/Offers to Exchange (the “Document”) discloses the pricing formulas[1] for determining the final exchange consideration for each class of warrants.

●	The Document includes illustrative formulas for calculations of the final exchange consideration for each class of warrants.

●	The pricing formulas will remain fixed throughout the duration of the Offers, and the Company confirms that if there is a change in the pricing formulas, the Offers will remain open for at least 10 business days from the date of such change.

●	The common stock used as the reference security in the pricing formulas is the Company’s common stock, which is listed on The Nasdaq Stock Market LLC (“Nasdaq”). The warrants are exercisable for shares of the Company’s common stock.

1 The final exchange consideration for each class of warrants will be a number of shares of the Company’s common stock equal to the intrinsic value of such warrants being exchanged, multiplied by a fixed number, measured over a 10 consecutive trading day observation period.

September 12, 2022

●	The Company believes that a 10 consecutive trading day observation period is an appropriate timeframe over which to determine the value of the exchange consideration, which will be a number of shares of the Company’s common stock.

●	The only variable in the pricing formulas is the Daily VWAPs of the Company’s common stock; all other inputs are fixed, and the exchange consideration is not subject to any floors or caps.

●	The Company has published, and will continue to publish throughout the duration of the Offers, the Daily VWAPs of its common stock and all additional figures necessary to calculate the exchange consideration on a webpage maintained for the Offers, and has provided a toll-free number that holders of the warrants can use to obtain such Daily VWAPs and to respond to pricing-related questions. The Document includes the URL of such webpage.

●	The Company will publish the final figures that make up the exchange consideration on the webpage described above and in a press release no later than 4:30 p.m., New York City time, on the expiration date, approximately 7.5 hours prior to the scheduled expiration of the Offers, and will disclose such final figures on an amended Schedule TO.

●	Holders of the warrants will have withdrawal rights until the Offers expire. Because the Offers will expire at 11:59 p.m., New York City time, at the end of the last day of the observation period, approximately 7.5 hours after the Company announces the final figures that make up the exchange consideration for each class of warrants, holders will have an opportunity for last-minute tenders and withdrawals. In this regard, the Company notes the following:

●	The Company has been advised that the Depository Trust Company (“DTC”) will be open until 6:00 p.m., New York City time, on the expiration date, which will enable holders of the warrants to tender or withdraw warrants in that system for 90 minutes after the Company announces the final figures that make up the exchange consideration for each class of warrants.

●	Between 6:00 p.m., New York City time, and 11:59 p.m., New York City time, at the end of the expiration date, tenders of warrants will be able to be made by faxing a voluntary offering instructions form (a “VOI”) to the exchange agent for the Offers, and withdrawals of previous tenders will be able to be made by faxing notices of withdrawal to the exchange agent. The exchange agent will cause those tenders and withdrawals to be reflected when DTC’s system reopens at 8:00 a.m., New York City time, on the business day after the expiration date.

September 12, 2022

●	The Company has made and continues to make available forms of the VOI and notice of withdrawal both in printed materials and via the webpage described above. The Document explains the procedures for after hours tenders and withdrawals, including the times and methods by which such tenders and withdrawals must be made.

●	The Offers include disclosure informing beneficial holders of the warrants that they must make arrangements with their brokers or similar institutions for such brokers or similar institutions to fax a VOI or notice of withdrawal to the depositary on the beneficial holders’ behalf prior to 11:59 p.m., New York City time, on the expiration date.

●	The Company believes that the value of the warrants is directly correlated to the trading price of its common stock based on its observation of the pricing data available, and this correlation indicates that an increase (or decrease) in the trading price of the Company’s common stock results in an almost dollar-for-dollar increase (or decrease) in the value of the warrants.[2] Similar to the variable-priced tender offers for convertible notes conducted in reliance on the no-action letters cited above, it is the high correlation between the trading price of the Company’s common stock and the trading price of the warrants that would make a fixed-priced tender offer a less practicable option for both the Company and warrantholders. Moreover, because warrants lack the fixed cash interest payments that are typically paid on convertible notes, the correlation between the trading price of the host security and the underlying security is potentially more pronounced for warrants than convertible notes. Accordingly, the Company submits, the reasoning underlying the relief granted for variable-priced tender offers for convertible notes is equally, if not more, applicable to warrants.

●	The Company believes that a majority of the holders of the warrants are arbitrageurs or similar investors that typically hedge their warrant holdings by shorting the underlying common stock, and that such holders require a set observation period in order to unwind their short positions and participate in the Offers. The Company also believes that the 10 consecutive trading day observation period ending on the expiration date of the Offers will allow for normal trading volumes of its common stock during the observation period due to the significant short positions in the common stock held by many of the holders of the warrants that the Company believes will be unwound before the warrants are exchanged.

●	The Company believes that using an observation period that ends on the expiration date of the Offers reduces the likelihood of a disparity between the exchange consideration offered in the Offers and the value of the warrants and protects any less sophisticated investors as well as holders of the common stock. If the observation period did not end on the expiration date, the value of the warrants could fluctuate without limit during the period that the Offers remained open but the observation period had concluded, and, during that period, sophisticated investors, such as the arbitrageurs or similar investors that the Company believes hold over a majority of the warrants, might take steps, as they would in traditional fixed-price offers, to lock in the value embedded in the fixed price by reestablishing or covering their short positions, including by using rapid, program trade execution, whereas less sophisticated investors may lack the know-how or means to do the same. Any such steps taken by these sophisticated investors to reestablish or cover short positions could result in a substantial number of shares being traded, with a resulting significant, artificial and short-term impact on the price of the common stock. This, in turn, could negatively impact the less sophisticated holders of the warrants as well as holders of the common stock.

2 The trading price of the Company’s common stock on Nasdaq is currently significantly in excess of the strike price of the warrants (i.e., the warrants are significantly “in the money”).

September 12, 2022

●	Participation in the Offers by holders of the warrants will be entirely voluntary. Warrants that are not exchanged in the Offers will remain outstanding on their current terms and conditions. Warrants accepted for exchange by the Company in the Offers will be cancelled and retired.

●	The Document discloses that the Company is seeking to exchange any and all of the warrants.

Cautionary Note Regarding Forward-Looking Statements, page 2

2.	We note the disclosure in the first paragraph of page 2 of the registration statement on Form S-4. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act, Section 21E(b)(2)(C) of the Exchange Act and Question 117.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (January 26, 2009) available at www.sec.gov. Please revise the disclosure accordingly.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 2 of the Registration Statement Amendment.

Certain Defined Terms, page 4

3.	Refer to the defined term "Class A Exchange Consideration" on page 4 and corresponding defined terms for the Class B Warrants and Class C Warrants. Please advise how the fractional share rounding mechanisms are consistent with Exchange Act 13e-4(f)(8)(ii) given the potential result that some holders of warrants may receive more consideration per warrant than other warrant holders.

Response: The Company believes that the fractional share rounding mechanisms described in the Prospectus/Offers to Exchange are consistent with Exchange Act Rule 13e-4(f)(8)(ii) because the Company is utilizing a common method to address the administrative burden caused by issuing fractional shares and any ultimate difference in consideration is immaterial to the Company and warrant holders.

September 12, 2022

When applying the fractional share rounding mechanism, consideration will be calculated based on the number of warrants tendered by each holder of record and only holders of record would have fractional shares rounded. Holders of record are limited to each of the depository’s accounts for which the securities are held, as well as holders who hold securities on the books and records of the issuer or transfer agent. Securities held at the beneficial holder level, or in “street name” by a broker-dealer, are not considered holders of record for the purposes of the fractional share rounding mechanism. Therefore, each ultimate beneficial holder of warrants will effectively receive the same consideration in the Offers in compliance with Exchange Act Rule 13e-4(f)(8)(ii).

Further, the Company views the fractional share rounding mechanism as a mechanical procedure (and utilized in similar transactions) to mitigate unnecessary administrative burdens on the Company and its transfer agent. In the context of the Offers, the fractional share rounding mechanism does not involve the potential for abuse or coercive behavior that Exchange Act Rule 13e-4(f)(8)(ii) was designed to prohibit.

The Company further notes that the Staff has not objected to fractional share rounding mechanisms in the context of exchange offers where the company has rounded up for any fractional shares, including, for example, in the tender offers of RMG Networks Holding Corporation (2014) and in Helix Biomedix Inc. (2005).

4.	Refer to the defined term "VWAP Trading Day." With a view towards disclosure, please indicate the circumstances under which and the likelihood that the Common Stock would not be listed on a U.S. national securities exchange during the duration of the Offers. In such a case, advise us what the most likely "principal other market" would be on which the Common Stock would be traded

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 6 of the Registration Statement Amendment.

Illustrative Formulas, page 15

5.	Please revise this section to disclose an illustrative table showing calculations of the purchase price based on a range of DVWAPs for each of the Offers.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 19-20 of the Registration Statement Amendment.

September 12, 2022

Conditions to the Offers, page 18

6.	Refer to the second and third bullet points on page 18 of the prospectus. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the Company. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The disclosure in these two bullet points includes the term “threatened” in describing an action or proceeding. With a view towards revised disclosure, please advise what is meant by the term “threatened” and how it may be objectively determinable.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to remove references to “threatened” actions or proceedings. Please see page 21 of the Registration Statement Amendment.

7.	Refer to the fourth bullet point. With a view towards disclosure, please advise us as to the Company's view of what would constitute a "significant worsening" of the "ongoing COVID-19 pandemic" or "war or armed hostilities" based on conditions related to such pandemic and current events in Ukraine existing as of the date of commencement of the Offers. Please also advise us as to whether the Company considers current events related to monkeypox in the United States and elsewhere to constitute "an outbreak of a pandemic or contagious disease other than COVID-19" and if so, whether the Company has already determined to waive such condition as it specifically relates to monkeypox.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to remove the condition precedent in question. Please see page 21 of the Registration Statement Amendment.

Announcement of Results of the Offers, page 24

8.	We note the reference to "promptly as practicable" in the penultimate paragraph on page 24 of the prospectus. We remind the Company of its obligation under Exchange Act Rule 13e-4(c)(4) to file a final amendment reporting "promptly" the results of the Offers.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 28 of the Registration Statement Amendment.

General

9.	Based on the disclosure in Item 10 of the Schedule TO and page 56 of the registration statement on Form S-4, it appears that the Company is intending to incorporate by reference the information required by Item 1010(a) of Regulation M-A. In circumstances where a filing person elects to incorporate by reference the information required by Item 1010(a), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders, in this case the Offer to Exchange. See Instruction 1 to Item 10 of Schedule TO and telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” available on the Commission’s website at http://www.sec.gov. Please revise to include the information required by Item 1010(c) of Regulation M-A.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 12-14 of the Registration Statement Amendment.

September 12, 2022

10.	Item 10(b) of the Schedule TO states "Not applicable." However, pro forma information is required and currently disclosed in the registration statement on Form S-4. Please revise accordingly to reflect to the disclosure in the prospectus.

Response: We acknowledge the Staff’s comment and have revised the Schedule TO accordingly. Please see page 1 of the Schedule TO Amendment.

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Please do not hesitate to contact me or our counsel, Kevin Richardson of Latham & Watkins LLP at (713) 546-7415 with any questions regarding this correspondence. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Michael May, Esq.

Assistant General Counsel - Corporate
Chesapeake Energy Corporation

cc:	William N. Finnegan, Latham & Watkins LLP
Trevor Lavelle, Latham & Watkins LLP
Kevin Richardson, Latham & Watkins LLP